Exhibit 99.2

HUB Announces Reverse Share Split

Tel-Aviv, Israel – March 27, 2025 – Hub Cyber Security Ltd. (Nasdaq: HUBC) (“HUB Security” or the “Company”), a global leader in confidential computing and secured data fabric technology, today announced a 1-for-10 reverse share split of its ordinary shares, no par value per share (the “Ordinary Shares”). The reverse share split and corresponding share capital adjustment will become effective at 11:59 p.m. Eastern Time on Friday, March 28, 2025. The Ordinary Shares will begin trading on a split-adjusted basis on The Nasdaq Stock Market LLC (“Nasdaq”) at the open of business on Monday, March 31, 2025, under the existing trading symbol “HUBC,” but the Ordinary Shares will trade under a new CUSIP number, M6000J168. HUB Security’s outstanding warrants will continue to be traded under the symbols “HUBCW” and “HUBCZ” and the CUSIP numbers for such warrants will remain unchanged.

As a result of the reverse share split, every 10 issued and outstanding Ordinary Shares will automatically be converted into one Ordinary Share. No fractional shares will be issued as a result of the reverse share split. Instead, in accordance with the Company’s Amended and Restated Articles of Association, all fractional shares will be rounded down to the nearest whole share. The reverse share split affects all shareholders uniformly and will not alter any shareholder’s percentage ownership interest in the Company’s issued and outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares.

The reverse share split will also affect the Company’s derivative securities, including outstanding notes, options, warrants and restricted share units (collectively, the “Outstanding Equity Rights”). Generally, the plans and other documents pertaining to the Outstanding Equity Rights include provisions providing for adjustments in the event of a reverse share split in order to maintain the same economic effect. Specifically, the exercise price and the number of Ordinary Shares issuable pursuant to Outstanding Equity Rights will be adjusted pursuant to the terms of such instruments in connection with the reverse share split.

The Company believes the reverse share split will increase the per share trading price of the Ordinary Shares and enable the Company to regain compliance with the minimum bid price requirement in Nasdaq Listing Rule 5450(a)(1).

Additional information regarding the reverse share split can be found in the Company’s proxy statement furnished to the Securities and Exchange Commission on February 4, 2025.

For further information or inquiries, please contact: info@hubsecurity.com

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About HUB Security Ltd.

HUB Cyber Security Ltd. (“HUB Security” or the “Company”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The Company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances, as well as a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas, and the expansion of hostilities to other fronts, which may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards by the applicable deadline and remain listed on the Nasdaq; (vi) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; and (x) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F/A filed on October 22, 2024.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd. (NASDAQ: HUBC) is a global leader in confidential computing and cybersecurity solutions, delivering advanced data protection for enterprises and governments worldwide. For more information, visit www.hubsecurity.com.

Investor Relations:

Lytham Partners

Ben Shamsian

646-829-9701

shamsian@lythampartners.com